EMERGING MANAGER ADVISORS, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

PURSUANT TO RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION AND REGULATION 1.10 OF THE COMMODITY EXCHANGE ACT

DECEMBER 31, 2021

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SEC FILE NUMBER
8-68332

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Emerging Manager Advisors, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:

84 Morris Street
(No. and Street)

Jersey City (City) New Jersey (State) 07302 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Paul Eckel (Name) 917-406-9738 (Area Code – Telephone Number) paul.eckel@emergingmanager.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Adeptus Partners, LLC
(Name – if individual, state last, first, and middle name)

6 East 45th Street (Address) New York (City) New York (State) 07302 (Zip Code)

01/06/2010 (Date of Registration with PCAOB)(if applicable) 3686 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Paul Eckel, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Emerging Manager Advisors, LLC, as of December 31, 21, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: CEO

GENEVIE CUEVAS
NOTARY PUBLIC OF NEW JERSEY
COMMISSION # 50131866
MY COMMISSION EXPIRES 07/21/2025

Notary Public

This filing contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [ ] (b) Notes to consolidated statement of financial condition.
- [ ] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [ ] (d) Statement of cash flows.
- [ ] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [ ] (g) Notes to consolidated financial statements.
- [ ] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [ ] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [ ] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [ ] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Emerging Manager Advisors, LLC
Index to the Financial Statements
December 31, 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Emerging Manager Advisors, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Emerging Manager Advisors, LLC as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Emerging Manager Advisors, LLC as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Emerging Manager Advisors, LLC's management. Our responsibility is to express an opinion on Emerging Manager Advisors, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Emerging Manager Advisors, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Emerging Manager Advisors, LLC's auditor since 2018.

Adeptus Partners, LLC

Ocean, New Jersey

March 23, 2022

Emerging Manager Advisors, LLC
Statement of Financial Condition
December 31, 2021

ASSETS		
Cash	$	87,164
Accounts receivable		90,448
Security deposit		10,000
Total Assets	$	187,612
LIABILITIES AND MEMBER'S EQUITY		
Liabilities:		
Accounts payable and accrued expenses	$	72,609
Member's Equity		115,003
Total Liabilities and Member's Equity	$	187,612

See accompanying notes to financial statements.

1. Business and Organization

Emerging Manager Advisors, LLC (the "Company"), a limited liability company, is a registered broker dealer with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is also registered as an introducing broker with the Commodity' Futures Trading Commission ("CFTC") and a member of the National Futures Association, ("NFA"). The Company was formed in the State of Delaware on February 2, 2009, for the purpose of acting as a marketer and consultant for hedge funds and providing investment banking and advisory services to primarily institutional clients. The Company will not hold customer funds or safekeep customer securities. The Company is expected to continue until December 31, 2038, unless extended as provided for in the Company's operating agreement. The Company is wholly owned by Emerging Manager, LLC ("Parent Company"); a limited liability company. The Company's president and chief executive officer owns 83.5% of the Parent Company.

2. Summary of Significant Accounting Policies

Cash:

The Company maintains its cash balance with one financial institution, which may at times exceed federally insured limits. In the event of the financial institution's insolvency, recovery of cash may be limited.

Accounts receivable:

Accounts receivable are non-interest-bearing obligations due per referral agreement terms. Management reviews and evaluates the accounts receivable on a monthly basis to determine if any receivables will be potentially uncollectible. Management includes any accounts receivable balance that is determined to be uncollectible in its allowance for doubtful accounts. After all attempts to collect a receivable have failed, the receivable is written off against the allowance. As of December 31, 2021, the accounts receivable balance was evaluated by management and considered to be fully collectible and no allowance for doubtful accounts was necessary.

Use of estimates:

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Referral fees:

Referral fees are earned from marketing and referrals to large hedge funds, private placement of securities and brokering selling interests in unregistered private investment funds activities. Fees are earned pursuant to contract terms with clients, based on earnings and performance fees earned by the funds during the year. Revenues are recognized at the point in time when the performance obligation has been satisfied, and it is probable that a significant reversal will not occur. As such the Company has determined that revenue recognition generally occurs at the time the fees are collected.

2. Summary of Significant Accounting Policies (continued)

Income taxes:

The Company, as a single member limited liability company, is a disregarded entity' for federal, state and local income tax purposes and, accordingly, is not subject to federal, state or local income taxes. As such no provision is made in the accompanying financial statements for federal, state and local taxes. The Parent Company is a limited liability company, treated as a partnership and as such is not a tax paying entity. Each member of the Parent Company is individually responsible for its share of the Parent Company's income or loss for income taxpurposes.

3. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-l), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company is also subject to the net capital requirements of the CFTC Regulation 1.17 and requirements of the NFA and is required to maintain minimum net capital of $45,000.

At December 31, 2021, the Company had net capital of $105,003, which was $60,003 in excess of its required net capital of $45,000. The Company's net capital ratio was 0.6915 to 1.

4. Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods and services.

The Company will continue to monitor revenue recognition modifications, clarifications or interpretations by the Financial Accounting Standards Board ("FASB") that may impact its current conclusions and will provide updates in future periods. Referral fees represent marketing on behalf of and referrals to hedge fund clients.

The following table presents our total referral fee revenue disaggregated by commissions and marketing categories:

Commissions	$ 1,442,630
Marketing	213,650
Referral fees	$ 1,656,280

5. Financial Instruments with Off-Balance Sheet Credit Risk

As a broker dealer, the Company is engaged by third party companies to market private placement securities on their behalf. These securities are exempt from registration with the Securities and Exchange Commission under Section 4(2)~Rule D, No. 506 of the Securities Act.

The Company does not have any credit exposure associated with the Qualified Investors it introduces as a third-party marketer to its customers.

6. Related Party Transactions:

The Parent Company provides the Company with certain general and administrative support services on a month-to-month basis, including, but not limited to, rent and utilities, as well as pays expenses on a reimbursable basis for the Company. Expenses under this arrangement amounted to $11,700 for the year ended December 31, 2021, which is reflected as general and administrative expense in the statement of income.

7. Concentration Risk:

During the year ended December 31, 2021, the Company received approximately 98.55% of its total revenues from one client.

8. Subsequent Events:

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2021, and through March 23, 2022, the date of the filing of this report. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2021.